FORM 51-901F
QUARTERLY REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2003
SCHEDULE A

ISSUER DETAILS:
Name of Issuer	AMERICAN BONANZA GOLD MINING CORP.
Issuer’s Address	Suite 1606 - 675 West Hastings Street Vancouver, British Columbia, V6B 1N2
Issuer Telephone Number	(604) 688-7523
Issuer’s Web Site	www.americanbonanza.com
Contact Person	Giulio T. Bonifacio
Contact’s Position	Director, Executive Vice President & Chief Financial Officer
Contact Telephone Number	(604) 699-0023
Contact E-mail	gtbonifacio@boni.ca
For Quarter Ended	June 30, 2003
Date of Report	August 27, 2003
CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Brian P. Kirwin”	August 27, 2003
Name of Director	Date Signed
“Giulio T. Bonifacio”	August 27, 2003
Name of Director	Date Signed

American Bonanza Gold Mining Corp.

Consolidated Financial Statements
For the six months ended June 30, 2003

(Unaudited – Prepared by Management)

American Bonanza Gold Mining Corp.
CONSOLIDATED BALANCE SHEETS
(Unaudited)	June 30,	December 31,
	2003	2002
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,339,943	1,616,691
Cash from joint venture partner (note 4)	124,737	210,971
Accounts receivable	15,862	21,233
Marketable securities	24,000	24,000
	3,504,542	1,872,895

COPPERSTONE PROPERTY (note 3)	8,143,456	7,049,387

MINERAL PROPERTIES (note 4)	1,700,492	1,700,492

OFFICE EQUIPMENT, net	41,431	36,911
	13,389,921	10,659,685
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 3(b))	426,564	695,851
Current portion of long-term debt (note 5)	741,125	854,451
Funds held on behalf of joint venture partner (note 4)	124,737	210,971
Due to related parties	-	6,000
	1,292,426	1,767,273

LONG-TERM DEBT (note 5)	-	867,680

FUTURE INCOME TAXES	328,654	328,654

	1,621,080	2,963,607

SHAREHOLDERS' EQUITY
Share capital (note 6)	25,676,916	21,329,982
Cumulative currency translation adjustment	43,031	43,031
Deficit	(13,951,106)	(13,676,935)
	11,768,841	7,696,078
	13,389,921	10,659,685
SUBSEQUENT EVENT (note 6)

CONTINGENT LIABILITY (note 3(b))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Giulio T. Bonifacio
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the six months ended June 30,
(Unaudited)	2003	2002
	$	$

REVENUE
Management fees and interest income	30,028	8,822

	30,028	8,822
EXPENSES (INCOME)
General and administrative (note 7)	221,853	141,253
Exploration	132,993	43,606
Business development	46,780	-
Amortization	6,190	4,810
Translation and foreign exchange gain	(103,617)	(58,238)

	304,199	131,431

NET LOSS	(274,171)	(122,609)

DEFICIT, beginning of period	(13,676,935)	(13,191,881)

DEFICIT, end of period	(13,951,106)	(13,314,490)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES	110,851,184	66,568,370

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30,
(Unaudited)	2003	2002
	$	$

OPERATING ACTIVITIES
Net loss	(274,171)	(122,609)
Items not affecting cash
Amortization	6,190	4,810
Foreign exchange gain on foreign denominated debt	(181,752)	-

	(449,733)	(117,799)
Changes in non-cash operating accounts
Accounts receivable	5,371	(15,766)
Accounts payable	(276,133)	(3,227)

	(720,495)	(136,792)
INVESTING ACTIVITIES
Copperstone property	(1,094,069)	(1,749,107)
Office equipment	(10,710)	-

	(1,104,779)	(1,749,107)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	4,346,934	1,750,380
Long-term debt	-	1,667,820
Repayment of long-term debt	(792,408)	-
Due to related parties	(6,000)	84,834

	3,548,526	3,503,034

INCREASE IN CASH	1,723,252	1,617,135

CASH, beginning of period	1,616,691	12,968

CASH, end of period	3,339,943	1,630,103

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:

Interest paid	22,565	22,220

Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

1.	NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2002.

3.	COPPERSTONE PROPERTY

(a) The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, U.S.A. through two joint ventures as follows:

	June 30,	December 31,
	2003	2002
	(Unaudited)

	$	$

Copperstone Project	4,513,608	4,364,150
Copperstone D-Zone	3,629,848	2,685,237
	8,143,456	7,049,387

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

3.	COPPERSTONE PROPERTY (Continued)

COPPERSTONE PROJECT

$

Balance, December 31, 1997	-
Option payment	783,250
Exploration expenditures	575,260

Balance, December 31, 1998	1,358,510
Exploration expenditures	377,396

Balance, December 31, 1999	1,735,906
Exploration expenditures	576,120

Balance, December 31, 2000	2,312,026
Exploration expenditures	170,041

Balance, December 31, 2001	2,482,067
Exploration expenditures	150,012
Acquisition of additional interest	1,732,071

Balance, December 31, 2002	4,364,150
Exploration expenditures	149,458

Balance, June 30, 2003 (Unaudited)	4,513,608

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 5).

(b)	COPPERSTONE D-ZONE

$

Initial advance	407,382
Advance royalty payment	199,706
Acquisition of D-Zone joint venture interest	601,639
Exploration expenditures	2,421,121
Balance, June 30, 2003 (Unaudited)	3,629,848

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

3.	COPPERSTONE PROPERTY (Continued)

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

	(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

	(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were recorded by the Corporation as at December 31, 2000. The Corporation subsequently settled approximately US$231,550 of the liabilities for approximately US$87,540 and accordingly wrote down these liabilities by US$144,010;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

	(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d)
A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment pursuant to its Brascan loan agreement (note 5); and,

	(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment pursuant to its Brascan loan agreement (note 5).

On July 26, 2002 the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 (Cdn.$242,550) in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

On October 17, 2002 the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor earned a 3 percent net profits royalty interest from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed at some future date.

All required payments were made with respect to the Copperstone project during 2003; therefore, the claims held are in good standing until August 2004.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

4.	MINERAL PROPERTIES

Other mineral properties consist of the following:

	June 30,	December 31,
	2003	2002
	(Unaudited)

	$	$

Pamlico	1,377,552	1,377,552
Gold Bar	322,940	322,940
	1,700,492	1,700,492

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A.

The primary projects consisted of Pamlico, Golden Arrow, Gilbert, Gold Bar and Snowstorm properties. During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims recognizing a write-down of $893,558 during the year.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2003; therefore, the claims held are in good standing until August 2004.

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made and in 2003 the final cash payment will increase to US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”). Under the terms of the Option Agreement, American Nevada will be granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties (the “Properties”) for the following consideration:

(a)	Cash consideration totaling $107,500; and,

(b)
Issuance of 800,000 common shares of American Nevada with 300,000 common shares to be issued in Year 1, and 250,000 common shares to be issued in each of Year 2 and 3 and fund exploration expenditure totaling $3,600,000 over a three-year period.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

4.	MINERAL PROPERTIES (Continued)

Joint venture funding of $480,000 has been received at June 30, 2003 of which $355,263 was expended on exploration and land payments with $124,737 held as an advance on exploration, with additional funding requirements as follows: Year 1- $20,000; Year 2 - $1,100,000 and Year 3 – $2,000,000. American Nevada’s interest will vest at a rate of Year 1- 5 percent; Year 2 – 20 percent and Year 3 – 25 percent for a cumulative interest of 50 percent.

The Corporation has retained a back-in right to increase its interest in the Properties from 50 percent to 70 percent at any time within sixty days of the third anniversary date of the Option Agreement by reimbursing American Nevada for 200 percent of its required cumulative exploration expenditures or $7,200,000.

5.	LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 3) the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly.

Under the terms of the agreement with Brascan, the Brascan Loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation has agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a) 10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

(b) 20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

(c) 30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

Furthermore, the Corporation has agreed to cause all proceeds (less direct mining and operating expenses and other direct costs of sale) of any sale or other disposition of gold or gold-bearing ores or concentrates from the Corporation’s interest in the Copperstone Property, including all such sales and dispositions in the ordinary course of the Corporation’s business, at any time during which any of the Brascan Loan remains outstanding, to be immediately paid to Brascan on account of such outstanding amounts.

As a result of the Corporation’s public offering completed on June 10, 2002 (note 6) the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding.

On March 4, 2003 the Corporation repaid US$537,200 to satisfy its remaining repayment obligation in 2003 pursuant to the loan agreement.

The Corporation has also granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share until March 4, 2004, with an option to extend the warrant for three additional one-year terms (note 6).

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

6.	SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2000 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
	Common
Issued – Class A Common	Shares	Amount

		$
Balance, December 31, 2000 and 2001	64,735,129	17,742,491

Shares issued for:
Public offering	15,384,600	2,000,000
Corporate finance fee on public offering	400,000	-
Warrant exercise	20,000	3,000
Stock option exercise	310,000	40,850
Debt settlement	2,000,000	400,000
Private placement	10,166,665	1,525,000
Corporate finance fee on private placement	250,000	-
Share issue costs	-	(381,359)

Balance, December 31, 2002	93,266,394	21,329,982

Private placement	18,295,454	4,025,000
Corporate finance fee on private placement	450,000	-
Warrant exercise	2,030,000	344,500
Agent warrant exercise	1,348,159	202,224
Stock option exercise	600,000	94,500
Share issue costs	-	(319,290)
Balance, June 30, 2003 (Unaudited)	115,990,007	25,676,916

On June 10, 2002 the Corporation completed a public offering of 15,384,600 units at a price of $0.13 per unit totaling $2,000,000. Each unit is comprised of one common share and one transferable common share purchase warrant (“share purchase warrant”). Each share purchase warrant entitles the holder to acquire one additional common share for a period of two years until June 10, 2004 at a price of $0.15 in the first year and $0.17 in the second year. The share purchase warrants were listed for trading on the TSX Venture Exchange on June 11, 2002.

Canaccord Capital Corporation (“Canaccord”) as agent for this offering was paid an agent fee of 8.5 percent on the aggregate gross proceeds, non-transferable agent warrants totaling 2,307,690 representing 15 percent of the number of units sold, exercisable under the same terms as the public financing, and a corporate finance fee payable through the issuance of 400,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the public financing.

On October 17, 2002 the Corporation completed shares for debt settlement agreements for indebtedness totaling $400,000 by the issuance of 2,000,000 common shares at a deemed price of $0.20 per common share.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

6.	SHARE CAPITAL (Continued)

On October 18, 2002 the Corporation completed a brokered and non-brokered private placement of 10,166,665 units at a price of $0.15 per unit totaling $1,525,000. Each unit is comprised of one common share and one non- transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until October 18, 2004 at a price of $0.17.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds of the brokered portion sold by Canaccord, non-transferable agent warrants totaling 766,666, exercisable under the same terms as the private placement, representing 10 percent of the number of units sold by Canaccord and a corporate finance fee payable through the issuance of 250,000 units. Each unit is comprised of one common share and one warrant exercisable under the same terms as the private placement.

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit is comprised of one common share and one half of a warrant. Each whole warrant entitles the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one warrant exercisable under the same terms as the private placement.

Options

The Corporation has granted stock options to acquire an aggregate of 8,810,000 common shares to directors, officers and employees exercisable at between $0.10 and $0.31 per share at varying times up until May 9, 2008 as follows:

Number of
Options	Exercise Price	Expiry Date
1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
8,810,000

The weighted average exercise price of these options is $0.17 per share. Warrants The Corporation has granted share purchase warrants to acquire an aggregate of 38,804,734 common shares as follows:

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003
(Unaudited)

6.	SHARE CAPITAL (Continued)

Number
of warrants	Exercise price	Expiry date

1,500,000	$0.13	March 4, 2004 (1)
16,694,131	$0.17	June 10, 2004
9,183,331	$0.17	October 18, 2004
11,427,272	$0.28	January 31, 2004
38,804,734

(1)
Brascan has an option (the “Option”) to extend the term of its warrant or any unexercised portion thereof for three additional one year terms beyond the original two year Expiry Date of its warrant, which Option may be exercised by Brascan by giving notice in writing to the Corporation to that effect at any time during the 30 day period (the “Option Period”) commencing prior to the then current Expiry Date of its warrant. If Brascan exercises the Option, the Corporation is required to deliver to Brascan a new warrant certificate, against surrender to the Corporation of the old warrant certificate, and obtain all necessary stock exchange approval relating to the new warrant. The new Brascan warrant shall be on that same terms and conditions as the current Brascan warrant; provided that (a) as required by the Exchange, the exercise price of the new warrant will be the weighted average of the closing price of the Corporation’s common shares during the 10 day period commencing on the date that is no more than 30 days prior to the expiry date of the then current Brascan warrant, and (b) the term of the new Brascan warrant shall be one year subject to the renewal Option.

Subsequent to June 30, 2003, 141,700 share purchase warrants were exercised at $0.17.

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow and were subject to further release for a period of up to 36 months from the date of the acquisition on December 21, 2000.

On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange. As a result of the change in classification all remaining common shares held in escrow were released.

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	June 30,	December 31,
	2003	2002
	(Unaudited)
	$	$

Management fees, consulting and salaries	108,457	84,520
Office and administration	20,392	15,050
Legal and accounting	10,306	24,646
Public company expenses	82,698	17,037
	221,853	141,253